Exhibit 99.2

Torex Gold Provides 2025 Operational Guidance and Updated Five-Year Production Outlook

On track to return to positive free cash flow mid-year as Media Luna ramps up

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario - (Newsfile Corp. - January 14, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) provides 2025 operational guidance as well as an updated five-year production outlook for the Morelos Complex. Full-year guidance assumes a four-week shutdown of the processing plant during the first quarter to carry out upgrades and tie-ins required to complete the Media Luna Project.

TABLE 1: 2025 OPERATIONAL GUIDANCE

		2025 Guidance	2024 Guidance[1]
Gold Equivalent[2,3]
Payable production[2]	AuEq koz	400 to 450	460 to 480
All-in sustaining costs (AISC)3,4a	$/oz AuEq sold	$1,400 to $1,600	$1,130 to $1,190
Capital Expenditures
Sustaining capital expenditures4b,5	M$	$85 to $95	$55 to $65
Non-sustaining capital expenditures4c,5	M$	$90 to $100	$440 to $465

Total capital expenditures	M$	$175 to $195	$495 to $530

1)

2024 production guidance was revised upwards in October. For more information, see the press release dated October 30, 2024, titled Torex Gold Provides Q3 2024 Update on Media Luna Project and Increases 2024 Production Guidance. 2024 non-sustaining capital expenditure guidance was revised in July. For more information, see the press release dated July 29, 2024, titled Torex Gold Provides Q2 2024 Update on Media Luna Project. Both releases can be found on the Company’s website, www.torexgold.com.

2)

Gold equivalent (“AuEq”) production includes gold (“Au”) and AuEq values for silver (“Ag”) and copper (“Cu”) sold using the market prices summarized in footnote 3 (payable production by metal are provided in Table 2).

3)

2025 guidance assumes average market prices of $2,500/oz Au, $28/oz Ag, and $4.30/lb Cu as well as a Mexican peso (“MXN”) to U.S. dollar (“USD”) of 20:1 (key sensitivities to changes in Au, Cu, and MXN:USD are provided in Table 5).

4)

These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” in the Company’s September 30, 2024 MD&A for further information and a detailed reconciliation. See also the Cautionary Notes to this press release.

a)	All-in sustaining costs (AuEq) in 2024 have averaged $1,205 per ounce AuEq sold through Q3.
b)	Sustaining capital expenditures in 2024 have totaled $51.0 million through Q3.
c)	Non-sustaining capital expenditures in 2024 have totaled $356.1 million through Q3.

5)	Sustaining and non-sustaining capital expenditures include drilling and exploration related expenditures (see Table 3).

Jody Kuzenko, President and CEO of Torex, stated:

“2025 will be a pivotal year for Torex with the conclusion of the Media Luna Project only a few months away, marking the start of our next chapter at Morelos. For the first time, we will have simultaneous production from both the north and south sides of the Balsas River, and we will also become a meaningful copper (“Cu”) producer with the metal representing approximately 20% of the guided 2025 production. The lower guided production compared to 2024 reflects four weeks of downtime at the processing plant while we complete the tie-ins for Media Luna. Production is expected to increase in 2026, holding at 450,000 to 500,000 gold equivalent ounces (“oz AuEq”) through 2030 on the reserve case, with considerable exploration upside remaining.

“All-in sustaining costs are expected to be higher in 2025 on account of the lower production and fewer economies of scale, which we expect to gain as mining at Media Luna ramps up and cost efficiencies are attained. All-in sustaining costs guidance of $1,400 to $1,600 per oz AuEq sold also reflects the impact of higher forecast metal prices on royalties and profit-sharing with 2025 guidance assuming a gold (“Au”) price of $2,500 per ounce (“oz”) versus 2024 guidance of $1,900 per oz. All-in sustaining costs are expected to improve throughout the year with fourth quarter costs anticipated to be towards the lower end of the guided range. Costs are expected to improve further in 2026 and 2027 as Media Luna ramps up, production increases, and efficiencies are gained.

“On the drilling and exploration front, we are planning to invest $45 million, representing 50% more than was spent in 2024, with a focus on expanding resources, replacing reserves, and drill-testing several high-priority targets. On project development, we plan to invest $30 to $35 million this year in EPO, which remains on track for first production in late 2026. This investment includes driving an exploration decline, which will allow us to more efficiently upgrade and convert resources at this newest mining front.

“Capital expenditures are expected to materially decline year-over-year with the completion of Media Luna in the first quarter. With our usual seasonality of cash flow, after accounting for outflows related to tax, royalty, and profit-sharing payments during the first half of the year, we expect to return to positive free cash flow mid-year. Free cash flow from the business will be used for growth, to further strengthen the balance sheet and enhance return of capital, with the previously announced share buyback program likely to be complemented by a sustainable dividend that can grow over time.

“With first production from Media Luna in the coming months, strong free cash flow generation, and development starting at EPO, we are looking forward to the exciting year ahead as we build on the operational track record we have established, continue to generate strong returns for our shareholders, and solidify our production profile for decades to come.”

Starting in 2025, Torex will primarily report payable production, sales, and all-in sustaining costs on an AuEq basis which reflects the projected increase in Cu and silver (“Ag”) production with the start-up of Media Luna. Production and sales by individual metal will continue to be reported, as will by-product all-in sustaining costs for 2025. AuEq values will be based on average market prices for Au, Ag, and Cu.

2025 PRODUCTION GUIDANCE

Payable production in 2025 is guided at 400,000 to 450,000 oz AuEq compared to 460,000 to 480,000 oz AuEq guided in 2024. The lower production year-over-year reflects four weeks of scheduled downtime in the processing plant during the first quarter to complete upgrades and tie-ins related to the Media Luna Project.

TABLE 2: 2025 PAYABLE PRODUCTION BY METAL

	Gold (koz)	Silver (koz)	Copper (Mlb)
Payable production	300 to 350	1,600 to 1,800	40 to 45

Approximately 75% of AuEq payable production guidance in 2025 is expected to come from Au, 20% from Cu, and the remainder from Ag. AuEq production is guided on forecast metal prices of $2,500/oz Au, $28/oz Ag, and $4.30/lb Cu.

Prior to the four-week shutdown, the processing plant will continue to treat ore from ELG Open Pit and ELG Underground while ore from Media Luna is stockpiled. Following the shutdown, the primary sources of feed for the processing plant will come from Media Luna and ELG Underground, with stockpiles processed as required.

Given plans to maintain an aggressive pace of underground development and delineation drilling throughout 2025, the Company is targeting to exit the year at a mining rate of 6,500 tonnes per day (“tpd”) at Media Luna and achieve the designed mining rate of 7,500 tpd by mid-2026, approximately six months ahead of the schedule outlined in the March 2022 Technical Report. Mining rates at ELG Underground are expected to average more than 2,800 tpd during 2025 given the plan to leverage long-hole open stoping within steeper zones of the underground mine. While cut-and-fill is expected to remain the primary mining method at ELG, the Company will continue to look at opportunities to further leverage long-hole open stoping where applicable.

AuEq payable production is expected to be the lowest during the first quarter given the four-week shutdown of the processing plant and lower processed grades with depletion of main El Limón open pit in late 2024. Production during the remaining quarters is expected to be relatively consistent. AuEq sales are expected to be more back-end weighted given a majority of revenue starting in the second quarter will come from precious metal rich Cu concentrate, for which there is a longer lag time between production and sales relative to doré.

2025 ALL-IN SUSTAINING COSTS GUIDANCE

All-in sustaining costs are guided at $1,400 to $1,600 per oz AuEq sold during 2025. The higher costs relative to 2024 include the impact of lower guided production, higher unit costs during the initial ramp-up of Media Luna, and higher metal prices than realized in 2024.

•	Lower production year-over-year: The lower annual production due to the four-week shutdown of the processing plant is forecast to impact all-in sustaining costs by $70 per oz AuEq relative to 2024.

•

Higher metal prices year-over-year: 2025 guidance is based on an Au price of $2,500 per oz, which is expected to impact all-in sustaining costs by $65 per oz AuEq including higher royalties and impact on AuEq production related to the stronger gold price relative to copper. Guidance also includes the impact of the recent increase in the government-based royalty on Au and Ag to 1.0% from 0.5%. Note that the Mexican mining royalty has also increased to 8.5% from 7.5% but does not impact all-in sustaining costs as it is accounted for as an income tax.

•

Economies of scale during Media Luna ramp-up: Lower economies of scale from Media Luna during the ramp-up period are projected to temporarily impact all-in sustaining costs by approximately $50 per oz AuEq, with costs expected to improve as underground mining rates at Media Luna reach the designed 7,500 tpd by mid-2026.

The wider guided range relative to previous years reflects the first year of production from Media Luna as well as the potential for continued strength in underlying metal prices, which can also have an impact on AuEq production and therefore all-in sustaining costs, depending on the price performance of Cu and Ag relative to Au. Corporate G&A (normalized for marked-to-market adjustments for stock-based compensation) and reclamation and remediation costs are expected to be similar to the levels incurred in 2024.

All-in sustaining costs are expected to be the highest during the first half of the year, before declining sequentially through the third and fourth quarters as production increases and economies of scale are gained as Media Luna ramps up. As such, quarterly all-in sustaining costs are expected to be above the upper end of the range during the first half of the year before declining towards the lower end of the range by year end. Further cost improvements are expected in 2026 and 2027 as annual production increases to over 450,000 oz AuEq, Media Luna reaches steady state, and efficiencies are gained.

2025 CAPITAL EXPENDITURE GUIDANCE

Total capital expenditures in 2025 are guided at $175 to $195 million, significantly lower than the $495 to $530 million guided in 2024. The lower spend year-over-year reflects the completion of the Media Luna Project in the first quarter.

Sustaining capital expenditures are guided at $85 to $95 million in 2025 compared to $55 to $65 million in 2024. The increase relative to 2024 reflects spend associated with Media Luna. Sustaining capital expenditures also include $20 million in equipment leases, mostly related to Media Luna, as well as approximately $14 million allocated to drilling.

Total non-sustaining capital expenditures are guided at $90 to $100 million in 2025, significantly lower than the $440 to $465 million guided in 2024 given the completion of Media Luna. Approximately $30 to $35 million of expenditures are earmarked for EPO, for which underground development off the Guajes Tunnel is expected to commence mid-year. As part of the EPO program, a $5 million exploration drift off South Portal Upper will be driven to the north. This drift will allow for more efficient and cost-effective drilling from underground, provide access to the upper portion of the deposit, and potentially provide access to the northern extension of EPO. The remainder of non-sustaining capital expenditures are related to the completion of Media Luna (primarily during the pre-commercial period) as well as approximately $5 million allocated to drilling.

2025 DRILLING & EXPLORATION PLANS

Torex plans to invest approximately $45 million in drilling and exploration in 2025. In total, 124,500 metres (“m”) of drilling is planned during the year with the goal of increasing reserves and resources to maintain annual production of at least 450,000 oz AuEq beyond 2030. Of the planned drilling metres, approximately 30% is planned at targets for which no mineral resource has yet been established including Media Luna West, Media Luna East, Todos Santos, El Naranjo, and Atzcala.

While the primary focus of the 2025 program is on increasing resources and growing reserves from existing deposits, a greater portion of the overall budget will be focused on testing high-priority targets within the Media Luna Cluster as well as the broader Morelos Property:

•	Media Luna Cluster: $26 million is earmarked for drilling at the Media Luna Cluster (66,500 m)

•	EPO (27,000 m) will remain the key focus in 2025 as the Company looks to expand mineral resources to the north and upgrade mineral resources with the aim of bringing into mineral reserves;

•	Media Luna (14,500 m) will see an increased focus in 2025, with step-out drilling targeting to expand mineral resources and infill drilling targeting to replace mined reserves;

•

Drilling at Media Luna West (10,000 m) will continue with the goal of establishing an initial Inferred Resource by year end. An inaugural program at Media Luna East (10,000 m) will commence in the second half of the year following the successful negotiation of a land access agreement with the local Ejido;

•	The inaugural drill program at Todos Santos (5,000 m) will carry over to 2025 following a slower start than anticipated in 2024.

•	ELG Underground: Approximately $12 million of expenditures are anticipated at ELG Underground (48,000 m) in 2025 with the focus remaining on expanding resources and growing reserves.

•

Morelos District: Approximately $7 million is allocated to conduct near-mine and regional exploration and drilling (10,000 m). The main areas of focus of the 2025 regional program will be drill testing a cluster of mineralization at El Naranjo (5,000 m) as well as testing several targets in the Atzcala corridor (5,000 m). Target definition work will also continue across the broader Morelos Property.

TABLE 3: 2025 DRILLING AND EXPLORATION FORECAST

	Expensed	Sustaining Capex	Non-Sustaining Capex	Total
Expenditures (M$)	$26	$14	$5	$45
Drilling (m)	54,000	55,500	15,000	124,500

1)

Sustaining and non-sustaining portions of drilling and exploration forecast included in full-year guidance for sustaining capital expenditures ($85 to $95 million) and non-sustaining capital expenditures ($90 to $100 million)

FIVE-YEAR PRODUCTION OUTLOOK (2025 TO 2029)

The Company’s multi-year outlook has been updated for the lower guided AuEq production in 2025, reflecting the previously announced deferral of the four-week processing plant shutdown to early 2025 from late 2024. In addition, annual guidance for 2026 has been upwardly revised from 425,000 to 475,000 oz AuEq to 450,000 to 500,000 oz AuEq, reflecting the expectation that Media Luna will achieve the designed mining rate of 7,500 tpd six months ahead of schedule. The multi-year outlook now also includes the inaugural AuEq production estimate for 2029.

With the ramp-up of Media Luna and start-up of EPO expected in late 2026, Torex is well-positioned to maintain annual AuEq payable production of at least 450,000 oz through 2030 based on current mineral reserves. The current outlook is consistent with the disclosure provided with the release of the internal pre-feasibility study results on the EPO deposit in September 2024.

TABLE 4: FIVE-YEAR GOLD EQUIVALENT PRODUCTION OUTLOOK FOR THE MORELOS COMPLEX1

2024[2] (Actuals)	2025[3]	2026	2027	2028	2029
461	400 to 450	450 to 500	450 to 500	450 to 500	450 to 500

1)	Payable AuEq production is based on the same metal prices used to estimate year-end 2023 mineral reserves ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu).
2)	2024 AuEq production is based on actual realized pricing of $2,386/oz for Au, $4.15/lb for Cu, and $28.26/oz for Ag.
3)	2025 production guidance assumes metal prices of $2,500/oz Au, $28/oz Ag, and $4.30/lb Cu.

A breakdown of the Company’s mineral reserves and resources as at December 31, 2023 can be found in the press release dated March 26, 2024, titled Torex Gold Reports Year-End 2023 Reserves & Resources. A breakdown of the inaugural mineral reserve estimate for EPO can be found in the press release dated September 4, 2024, titled Torex Gold Integrates EPO Deposit into Morelos Mine Plan. Both releases can be found on the Company’s website, www.torexgold.com.

CASH FLOW SEASONALITY

Cash flow seasonality will be more pronounced during 2025 given anticipation of lower production during the first quarter and working capital builds related to selling precious metal rich Cu concentrate, given the need to build adequate levels of inventory prior to initial revenue recognition.

Similar to prior years, cash flow during the first quarter will be impacted by the payment of the 7.5% Mexican mining royalty (accrued throughout the year and paid out the following March) and corporate income tax true-up at year end, which, given profitability in 2024, is expected to be higher than previous years. Taxes paid will be reflected in net cash generated from operating activities before changes in non-cash working capital. During the second quarter, net cash generated from operating activities will be impacted by the employee profit-sharing payment (“PTU”) which is accrued throughout the year and paid out in full in May of the following year.

SENSITIVITIES OF KEY PERFORMANCE METRICS TO COMMODITY PRICES AND CURRENCY

Table 5 provides a high-level sensitivity on key metrics (AuEq production, all-in sustaining costs, and cash flow) to changes in metal price assumptions (Au and Cu) as well as movements in the Mexican peso (“MXN”) relative to the U.S. dollar (“USD”).

TABLE 5: SENSITIVITIES OF KEY METRICS TO MARKET-BASED DRIVERS1

	Payable Production (koz AuEq)	AISC ($/oz AuEq sold)	Net Cash Generated from Operating Activities
Gold price (+/- $200/oz)	-/+ 8	+/-$60/oz	+/-$55M
Copper price (+/- $0.25/lb)	+/- 4	-/+ $15/oz	+/-$10M
MXN:USD (+/- 1.00)	n/a	-/+ $30/oz	+/-$10M

1)	2025 guidance assumes average market prices of $2,500/oz for Au, $28/oz for Ag, and $4.30/lb for Cu as well as a MXN:USD of 20:1.

The midpoint of cost guidance for 2025 assumes an average MXN to USD of 20:1 for the full year. The Company currently has hedges (a mix of collars and forwards) in place to cover off $144 million of MXN-related operating costs in 2025 with $100 million hedged through zero-cost collars (average floor of 19.7 and cap of 21.6), with the remaining hedges placed as forward contracts at an average rate of 21.0. Realized gains/losses will be included in the calculation of all-in sustaining costs.

In addition, given the transitional and ramp-up nature of 2025, the Company recently took advantage of attractive pricing to purchase put options covering 155,000 oz of Au production in 2025 with a strike price of $2,500 per oz. The puts provide downside price protection while providing full exposure to upward movements in the price of Au.

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: integrate and optimize the Morelos Property; deliver Media Luna to full production; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and build on ESG excellence.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release, with respect to the Company’s mine production and payable metal production, including without limitation, the 2025 production guidance and the five-year production outlook, has been reviewed and approved by Richard Jundis, P. Eng, Principal Mining Engineer, Technical Services and Capital Projects of the Company, and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES

NON-GAAP FINANCIAL PERFORMANCE MEASURES

All-in sustaining costs per ounce of gold equivalent sold (“AISC”), sustaining capital expenditures, and non-sustaining capital expenditures are financial performance measures with no standard meaning under Generally Accepted Accounting Principles (“GAAP”) and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable financial measure that is disclosed in the primary financial statements of the Company to which AISC relates is production costs and royalties. The most directly comparable financial measure that is disclosed in the primary financial statements of the Company to which sustaining capital expenditures and non-sustaining capital expenditures relates is additions to property, plant, and equipment. Please refer to the “Non-GAAP Financial Performance Measures” section (the “MD&A Information”) in the Company’s management’s discussion and analysis (the “MD&A”) for the quarter ended September 30, 2024, dated November 5, 2024, available on SEDAR+ at www.sedarplus.ca for further information with respect to AISC, sustaining capital expenditures, and non-sustaining capital expenditures and a detailed reconciliation of these non-GAAP financial performance measures with the most directly comparable measure under IFRS. The MD&A information is incorporated by reference into this press release.

FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding: the return to positive free cash flow mid-year; the planned four-week shutdown of the processing plant during the first quarter to carry out upgrades and tie-ins for the Media Luna Project; 2025 operational guidance including gold equivalent production, payable production by metal, AISC, sustaining capital expenditures and non-sustainable capital expenditures; the timeline for completion of the Media Luna Project; the Company becoming a meaningful copper producer with the metal representing approximately 20% of the guided 2025 production; increased gold equivalent production expectations in 2026 and holding at 450,000 to 500,000 oz AuEq through 2030 on the reserve case, with considerable exploration upside remaining; economies of scale and cost efficiencies expected to be attained as Media Luna ramps up; higher forecasted metal prices; expected improvements to AISC throughout the year and further improvements to costs in 2026 and 2027; planned investments in drilling, exploration, and EPO; use of funds from free cash flow; expected material decline of capital expenditures year-over-year with the completion of Media Luna in the first quarter; return of capital, including the previously-announced share buyback program likely to be complemented by a sustainable dividend that can grow over time; projected increases in copper and silver production; feed sources for the processing plant, stockpiling plans, pace of underground development, mining rate targets and expected mining methods; the potential for continued strength in underlying metal prices; assumptions regarding MXN/USD foreign exchange rate; expectations regarding corporate G&A, reclamation and remediation costs; mid-year commencement of underground development off the Guajes Tunnel for EPO; the 2025 drilling and exploration forecast, including the primary focus of increasing resources and growing reserves from existing deposits with a greater portion of the overall budget focused on testing high-priority targets within the Media Luna Cluster as well as the broader

Morelos Property; the five-year production outlook (2025 to 2029); the expected start-up of EPO in late 2026; pronounced cash flow seasonality in 2025 given lower first quarter production, working capital builds related to the sale of precious metal rich Cu concentrate, and increases to taxes and royalties paid in the first quarter resulting from higher expected profitability; sensitivities of key performance metrics to commodity prices and currency; and Torex’s key strategic objectives to integrate and optimize the Morelos Property, deliver Media Luna to full production, grow reserves and resources, disciplined growth and capital allocation, retain and attract best industry talent, and build on ESG excellence. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses, and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are available filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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